UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
--------------------------------------------------------------------------------

                          Mission West Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    605203108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 28, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     | | Rule 13d-1(b)

     | | Rule 13d-1(c)

     |X| Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------- ----------------------------------------------------------------
1.              NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                (ENTITIES ONLY)

                John Kontrabecki
--------------- ----------------------------------------------------------------
2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                         (b) |_|
--------------- ----------------------------------------------------------------
3.              SEC USE ONLY

--------------- ----------------------------------------------------------------
4.              CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------- ----------------------------------------------------------------
                        5.     SOLE VOTING POWER
      NUMBER OF                1,755,761 shares
       SHARES           ------ -------------------------------------------------
    BENEFICIALLY        6.     SHARED VOTING POWER
     OWNED BY                  -0-
       EACH             ------ -------------------------------------------------
     REPORTING          7.     SOLE DISPOSITIVE POWER
      PERSON                   1,755,761 shares
       WITH             ------ -------------------------------------------------
                        8.     SHARED DISPOSITIVE POWER
                               -0-
--------------- ----------------------------------------------------------------
9.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,755,761 shares
--------------- ----------------------------------------------------------------
10.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES                                      |_|
--------------- ----------------------------------------------------------------
11.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                Approximately 9.52% as December 31, 2005 based solely on 18,448,791 shares of outstanding common stock as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005; or approximately 1.68% as of December 31, 2005 based on 104,536,886 shares of common stock assuming conversion of all issued and outstanding operating partnership units as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005, without regard to whether such units can be exchanged for common stock as of December 31, 2005.
--------------- ----------------------------------------------------------------
12.             TYPE OF REPORTING PERSON
                IN
--------------- ----------------------------------------------------------------

                              (Page 2 of 9 Pages)

--------------- ----------------------------------------------------------------
1.              NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                (ENTITIES ONLY)

                The JTK Trust dated August 2, 1985, John Kontrabecki as Trustee
--------------- ----------------------------------------------------------------
2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                         (b) |_|
--------------- ----------------------------------------------------------------
3.              SEC USE ONLY

--------------- ----------------------------------------------------------------
4.              CITIZENSHIP OR PLACE OF ORGANIZATION
                California, United States of America
--------------- ----------------------------------------------------------------
                        5.     SOLE VOTING POWER 1,755,761 shares
      NUMBER OF         ------ -------------------------------------------------
        SHARES          6.     SHARED VOTING POWER
     BENEFICIALLY              -0-
       OWNED BY         ------ -------------------------------------------------
         EACH           7.     SOLE DISPOSITIVE POWER
      REPORTING                1,755,761 shares
        PERSON          ------ -------------------------------------------------
         WITH           8.     SHARED DISPOSITIVE POWER
                               -0-
--------------- ----------------------------------------------------------------
9.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,755,761 shares
--------------- ----------------------------------------------------------------
10.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES                                      |_|

--------------- ----------------------------------------------------------------
11.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                Approximately 9.52% as December 31, 2005 based solely on 18,448,791 shares of outstanding common stock as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005; or approximately 1.68% as of December 31, 2005 based on 104,536,886 shares of common stock assuming conversion of all issued and outstanding operating partnership units as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005, without regard to whether such units can be exchanged for common stock as of December 31, 2005.
--------------- ----------------------------------------------------------------
12.             TYPE OF REPORTING PERSON
                IN
--------------- ----------------------------------------------------------------

                              (Page 3 of 9 Pages)

ITEM 1

     (a). NAME OF ISSUER:

          Mission West Properties, Inc. (the "Issuer")

     (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          10050 Bandley Drive
          Cupertino, CA 95014

ITEM 2

     (a). NAME OF PERSON FILING:

          This statement is being filed jointly by: (1) John Kontrabecki, a natural person whose principal occupation is a real estate investor, and (2) The JTK Trust dated August 2, 1985, John Kontrabecki as Trustee (the "JTK Trust"). John Kontrabecki and the JTK Trust will be collectively identified hereinafter as the "Reporting Persons." This statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by the Reporting Persons.

     (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The address of both John Kontrabecki and the JTK Trust is 2929 Campus Drive, San Mateo, CA 94403.

     (c). CITIZENSHIP:

          John Kontrabecki is a citizen of the United States of America. The JTK Trust is an entity organized under the laws of California.

     (d). TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.001 per share.

     (e). CUSIP NUMBER:

          605203108

ITEM 3.   IF THIS STATEMENT  IS FILED PURSUANT TO RULE 13d-1(b),  OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
              78o);

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                              (Page 4 of 9 Pages)

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  |_| A  church  plan  that  is  excluded   from  the  definition  of an
              investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           Not applicable.

ITEM 4.   OWNERSHIP.

     (a)  Amount beneficially owned:

          John Kontrabecki and the JTK Trust are deemed to beneficially own 1,755,761 shares of the Issuer.

     (b)  Percent of class:

          Approximately 9.52% as December 31, 2005 based solely on 18,448,791 shares of outstanding common stock as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005; or approximately 1.68% as of December 31, 2005 based on 104,536,886 shares of common stock assuming conversion of all issued and outstanding operating partnership units as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005, without regard to whether such units can be exchanged for common stock as of December 31, 2005.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               1,755,761 shares

          (ii) Shared power to vote or to direct the vote:

               None

          (iii) Sole power to dispose or to direct the disposition of:

               1,755,761 shares

          (iv) shared power to dispose or to direct the disposition of:

               None

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

                                 (Page 5 of 9 Pages)

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          See Exhibit 99.1.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not applicable.

                              (Page 6 of 9 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 4, 2006


                                JOHN KONTRABECKI

                                /s/ John Kontrabecki
                                ------------------------------------------------
                                Name: John Kontrabecki


                                THE JTK TRUST DATED AUGUST 2, 1985,
                                JOHN KONTRABECKI AS TRUSTEE

                                /s/ John Kontrabecki
                                ------------------------------------------------
                                Name: John Kontrabecki
                                Its: Trustee

                              (Page 7 of 9 Pages)

                                    EXHIBITS

99.1     Joint Filing Agreement


                              (Page 8 of 9 Pages)

EXHIBIT 99.1


                             JOINT FILING AGREEMENT


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 4, 2006

                                             JOHN KONTRABECKI

                                             /s/ John Kontrabecki
                                             -------------------------------
                                             Name: John Kontrabecki


                                             THE JTK TRUST DATED AUGUST 2, 1985,
                                             JOHN KONTRABECKI AS TRUSTEE

                                             /s/ John Kontrabecki
                                             -----------------------------------
                                             Name: John Kontrabecki
                                             Its: Trustee

                              (Page 9 of 9 Pages)